UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number      1-8712

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BOWATER INCORPORATED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWATER INCORPORATED
P. O. Box 1028
55 East Camperdown Way
Greenville, SC 29602

REQUIRED INFORMATION

1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

3.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003

4.	Notes to Financial Statements

5.	Supplemental Schedule – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

6.	Exhibits:

a.	Exhibit 23 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOWATER INCORPORATED SAVINGS PLAN (Name of Plan)

/s/ Aaron B. Whitlock

Date: June 29, 2005	Aaron B. Whitlock Director, Compensation and Benefits Bowater Incorporated (Plan Administrator)

BOWATER INCORPORATED SAVINGS PLAN

Financial Statements

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

BOWATER INCORPORATED SAVINGS PLAN

Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2004	8

Exhibits

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Independent Auditors’ Report

The Board of Directors
Bowater Incorporated

We have audited the accompanying statements of net assets available for benefits of the Bowater Incorporated Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bowater Incorporated Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KPMG LLP
Greenville, South Carolina
June 27, 2005

BOWATER INCORPORATED SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments:
At fair value
Mutual funds	$151,590,427	$150,141,845
Bowater common stock	37,287,710	37,475,930
Participants notes receivable	7,765,540	7,252,156

	196,643,677	194,869,931
At contract value
Fixed income fund	182,227,410	188,183,070

Total investments	378,871,087	383,053,001

Total assets	378,871,087	383,053,001

Net assets available for benefits	$378,871,087	$383,053,001

See accompanying notes to financial statements.

BOWATER INCORPORATED SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$8,435,108	$34,643,013
Interest and dividends	12,318,197	12,038,230

Net investment income	20,753,305	46,681,243
Contributions:
Employer’s	6,093,361	2,868,912
Participants’	16,693,415	17,072,897
Rollovers	358,526	37,132

Total contributions	23,145,302	19,978,941

Total additions	43,898,607	66,660,184

Deductions from net assets attributed to:
Benefits paid to participants	48,050,335	29,142,948
Administrative expenses	30,186	32,900

Total deductions	48,080,521	29,175,848

Net additions (deductions)	(4,181,914)	37,484,336
Net assets available for benefits:
Beginning of year	383,053,001	345,568,665

End of year	$378,871,087	$383,053,001

See accompanying notes to financial statements.

BOWATER INCORPORATED SAVINGS PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the Bowater Incorporated Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established by Bowater Incorporated (Company) as a trusteed, defined contribution savings plan and a leveraged employee stock ownership plan (ESOP). It covers all full-time employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Active participants may elect to contribute to the Plan a percentage of their earnings and certain other income items on tax-deferred or non-tax deferred basis, subject to regulated maximums. The maximum allowable deferral percentage is 50% of the participant’s earnings.

The Company contributes to the Plan in cash or shares of Company common stock. For certain groups of employees, Company contributions are made only if there are sufficient current or accumulated profits of the Company for Plan years ending before January 1, 2004. Effective January 1, 2004, the Plan was amended to eliminate the sufficient or accumulated profits requirement for Company contributions. Generally, the Company contributes an amount equal to a percentage of each participant’s contributed earnings. The Company match is dependent upon each participant’s predecessor plan design. Generally, the Company will match between 40% and 60% of each participant’s contributed earnings up to 6%. Participants who direct their contributions to the Bowater Stock Fund receive an additional company contribution equal to 5% of the purchase price of the stock.

The Company may authorize additional employer contributions.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings; each participant’s account is debited for investment losses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants become fully vested in the Company contributions after completing three years of service.

(e)	Investment Options

Participants can direct their contributions to be invested in one or more of many investment funds, including a Fixed Income Fund, a Bowater Stock Fund, and certain mutual funds. Participants may make an unlimited number of exchanges out of the Bowater Stock Fund, but only one exchange transaction into the Bowater Stock Fund in a thirty-day period.

BOWATER INCORPORATED SAVINGS PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(f)	Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 (less certain adjustments required by statute) or 50% of their vested account balance, whichever is less. Loan transactions are treated as deductions from participants’ accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% as of the date of the loan. Currently, interest rates range from 5.75% to 10.50% on participant loans. Principal and interest are paid through payroll deductions.

(g)	Benefits and Withdrawals

Participants are entitled to receive vested benefits upon termination of employment. Active employees may withdraw vested funds subject to certain withdrawal rules as defined in the Plan.

(h)	Forfeited Accounts

Forfeited nonvested accounts are used to reduce employer contributions. In 2004 and 2003, approximately $15,475 and $33,553, respectively, were forfeited and used to reduce employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation and Income Recognition

The Plan assets include the Fixed Income Fund, the Bowater Stock Fund, and mutual funds.

The fully benefit-responsive stable value investment contracts within the Fixed Income Fund are valued at contract value, as reported by Fidelity. All other investments are based on the fair values, as determined by Fidelity through quoted market prices.

Purchases and sales of mutual funds in the Plan are recorded on a trade date basis. The Plan records interest income on an accrual basis and accrues dividends on the ex-dividend date.

(c)	Administrative Expenses

Net appreciation in fair value of investments, as reported by Fidelity, is net of investment management fees of $566,196 and $571,525, respectively, for the years ended December 31, 2004 and 2003. Additional administrative expenses, including additional expenses charged by Fidelity, are paid by the participants or the Company.

(d)	Payments of Benefits

Benefit payments to participants are recorded upon distribution.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates and

BOWATER INCORPORATED SAVINGS PLAN

Notes to Financial Statements
December 31, 2004 and 2003

assumptions affect the reported amount of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Plan’s financial statements and schedule.

(3)	Investments

Investments with items representing 5% or more of the Plan’s net assets separately stated, were as follows at December 31, 2004 and 2003:

	2004	2003
Issuer
At fair value:
Fidelity Magellan Fund	$41,703,964	$44,623,710
Fidelity Equity Income Fund	33,288,562	33,849,240
Fidelity OTC Portfolio Fund	31,690,942	35,713,660
Bowater Stock Fund	30,545,251	28,972,179
Other	59,414,958	51,711,142

	196,643,677	194,869,931

At contract value:
Morgan Guaranty, 4.49%	43,759,040	40,644,167
Monumental Life Insurance, 4.49%	43,754,485	40,644,089
UBS AG, 4.49%	43,754,479	40,644,083
CDC Financial Products, 4.49%	43,751,723	40,641,360
Other	7,207,683	25,609,371

	182,227,410	188,183,070

	$378,871,087	$383,053,001

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,435,108 and $34,643,013, respectively, as follows:

	2004	2003
Mutual funds	$8,993,002	$30,627,882
Bowater stock fund	(83,011)	3,232,229
Bowater ESOP stock	(474,883)	782,902

	$8,435,108	$34,643,013

BOWATER INCORPORATED SAVINGS PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(4)	Related Party Transactions

Certain Plan assets are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these investment transactions qualify as party-in-interest transactions. The trustee receives investment and administrative fees as a result of these activities.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in all Company contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 24, 2003, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

BOWATER INCORPORATED SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of issuer	Description of investment	Current value

*	Fidelity Fixed Income Fund	Common and collective trust; 182,227,410 units	$182,227,410
	TCW Gallieo Small - Cap 1	Mutual fund; 127,196 shares	2,066,930
	Lord Abbett SMCPVAL Y	Mutual fund; 158,214 shares	4,491,697
*	Bowater ESOP Stock	Stock; 187,186 shares	6,742,485
*	Bowater Stock	Stock; 1,824,686 shares	30,545,251
*	Fidelity Magellan	Mutual fund; 401,811 shares	41,703,964
*	Fidelity Equity Income	Mutual fund; 630,704 shares	33,288,562
*	Fidelity OTC Portfolio	Mutual fund; 913,547 shares	31,690,943
*	Fidelity International Discovery	Mutual fund; 303,082 shares	8,546,911
*	Fidelity Asset Manager	Mutual fund; 543,824	8,815,397
*	Fidelity Asset Manager Growth	Mutual fund; 408,685	6,056,711
*	Fidelity Asset Manager Income	Mutual fund; 82,214 shares	1,041,653
*	Fidelity Short Term Bond	Mutual fund; 294,242 shares	2,642,297
	Spartan US Eq Index	Mutual fund; 262,374 shares	11,245,336
*	Participant	Participant loans (6% to 11%)	7,765,540

			$378,871,087

*Denotes a party-in-interest.

See accompanying independent auditors’ report.

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm